Exhibit 4.121

Supplemental Agreement

This Supplemental Agreement (“this Agreement”) is entered into by and between the following parties on September 1, 2006, in Beijing.

Party A: Hurray! Holdings Co., Ltd.

Party B: Magma Digital International Limited

Party A and Party B are hereinafter referred to collectively as “Both Parties”, and individually as a “Party”.

Party A and Party B entered into the Equity Transfer Agreement of Shanghai Fuming Information Technology Co., Ltd. (hereinafter referred to as the “Original Agreement”) on December 30, 2005, and entered into the Supplemental Agreement I on June     , 2006. During the performance of the above agreements, Both Parties reach a supplemental agreement with respect to the following matters and hereby enter into this Agreement:

I.	Both Parties agree that, as of the effective date of this Agreement, Article 2 “Consideration for Equity Transfer and Terms of Payment” of the Original Agreement, “Guidelines for Evaluating Performance” of Exhibit 1 of the Original Agreement and the Supplemental Agreement I shall cease to be binding upon either Party. The determination and payment of equity transfer price (“Consideration for Equity Transfer”) shall be subject to the following changes:

The equity transfer price is US$ 13,500,000, and shall be paid by Party A to Party B in three installments as follows:

(1)	Party A shall, within 10 working days after the execution of the Original Agreement, pay US$ 3,000,000.00 as the initial installment of the Consideration for Equity Transfer. Both Parties acknowledge that Party A has already paid such amounts to Party B pursuant to the Original Agreement;

(2)	Party A shall pay US$ 4,500,000.00 to Party B as the second installment of the Consideration for Equity Transfer on October 1, 2006;

(3)	Party A shall pay US$ 6,000,000.00 to Party B as the third installment of the Consideration for Equity Transfer on December 31, 2007.

II.

Both Parties jointly acknowledge that, Party B shall cause and ensure that its shareholders Wang Jiang, Xie Peifu, He Ming and Chen Yixiao will enter into a three-year Service Agreement with Hurray! Solutions, Ltd., an affiliated company designated by

Party A, on the execution date of this Agreement in a form as prescribed in Exhibit 2. As of the effective date of such Service Agreement, the previous Service Agreement entered into by and among Wang Jiang, Xie Peifu, He Ming, Chen Yixiao and Shanghai Magma Digital Technology on December 30,2005 shall be terminated, and be of no further force and effect.

III.	Party A and Party B jointly represent and warrant that their respective Board of Directors has unanimously approved the execution of this Agreement after careful discussion.

IV.	This Agreement is supplemental to the Original Agreement and the Supplemental Agreement I thereof. In case of any inconsistency between this Agreement and the Original Agreement and the Supplemental Agreement I thereof, this Agreement shall prevail.

V.	This Agreement shall be executed in four (4) originals with each party holding two of them, all originals shall have equal legal effects.

VI.	This Agreement will go into effect as of the date first written above upon being executed and sealed by Both Parties.

This Agreement shall be duly executed by the following parties:

Party A: Hurray! Holdings Co., Ltd.

Authorized Representative:

Party B: Magma Digital International Limited

Authorized Representative: